Exhibit 3

FIRST AMENDMENT

TO

BY-LAWS

OF

AETHLON MEDICAL, INC.

Effective as of July 24, 2012, Section 1 of Article III of the By-laws of Aethlon Medical, Inc. (the “Corporation”) hereby is amended and restated in its entirety as follows:

“ 1. The number of Directors constituting the Board of Directors shall be no less than one (1) and shall be fixed by resolution of the Board of Directors from time to time. The Directors’ term of office shall be one (1) year, and Directors may be re-elected for successive annual terms.”

I hereby certify that (a) I am the duly elected and acting Secretary of the Corporation, and (b) the foregoing amendment was duly adopted by resolution of the Board of Directors of the Corporation on July 24, 2012.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of July 24, 2012.

/s/ James A. Joyce

James A. Joyce

Secretary